UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

60 EAST 42ND ST. ASSOCIATES L.L.C.
(Name of Subject Company (Issuer))

WIEN & MALKIN 60 EAST 42ND ST. ACQUISITION L.L.C.

ANTHONY E. MALKIN

PETER L. MALKIN

WIEN & MALKIN LLC

(Name of Filing Persons (Offeror))

Participation Units in LLC Member Interests
(Title of Class of Securities)

829907104
(CUSIP Number of Class of Securities)

Thomas N. Keltner, Jr.

c/o Wien & Malkin LLC

60 East 42nd St.
New York, NY 10165
(212) 687-8700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy to:
Arnold Jacobs, Esq.
Proskauer Rose LLP
1585 Broadway
New York, NY 10036
(212) 969-3000

CALCULATION OF FILING FEE

Transaction Valuation* Amount of Filing Fee**
$ 8,100,000 $ 248.67

* For purposes of calculating the filing fee only. Assumes the purchase of 135 Units at a purchase price equal to $60,000 per Unit in cash.

X Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $248.67

Filing Party: Filing Persons
Form or Registration No.: Schedule TO/A, Registration 005-82669

Date Filed: March 8, 2007

__ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

X third-party tender offer subject to Rule 14d-1.

__ issuer tender offer subject to Rule 13e-4.

__ going private transaction subject to Rule 13e-3.

__ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    X

INTRODUCTION

This Amendment No. 4 and Final Amendment(this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on March 8, 2007 by Wien & Malkin 60 East 42nd St. Acquisition L.L.C. (the "Purchaser" or "Wien & Malkin") relating to the third party tender offer (the "Offer") by the Purchaser to purchase up to 135 Participation Units of $10,000 original investment in LLC Member Interests (the "Units") in 60 East 42nd St. Associates L.L.C. (the "Company"), the subject company, at a purchase price equal to $60,000 per Unit, less the amount of any distributions declared or made with respect to the Units between March 8, 2007 and April 10, 2007 or such other date to which this Offer may be extended.

Item 4. Terms of the Transaction.

Item 4 is amended and supplemented as follows:

The Offer expired at 12 midnight on April 10, 2007 and the Company has accepted for payment pursuant to the Offer 0.25 Units, which were all of the Units validly tendered and not withdrawn.

Item 12. Exhibits.
EXHIBIT	DESCRIPTION
(a)(1)(A)*	Offer to Purchase dated March 8, 2007.
(a)(1)(B)*	Letter of Transmittal.
(a)(3)*	Form of Letter to Unit holders dated March 8, 2007
(a)(4)*	Form of Letter to Unit holders dated March 2, 2007
(a)(5)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(6)*	Summary Advertisement, dated March 8, 2007.
(e)(1)

Partnership Agreement, dated September 25, 1958 (filed by letter dated March 31, 1981 [Commission File No. 0-2670] as Exhibit 3 to Associates' Form 10-K for the fiscal year ended December 31, 1980, and incorporated by reference)

(e)(2)	Associates' Consent and Operating Agreement dated as of November 28, 2001 (incorporated by reference to Exhibit 3(c) to Associates' Annual Report on Form 10-K for the period ended December 31, 2005)
(e)(3)

Form of Participating Agreement (incorporated by reference to Exhibit 4 to Associates' Form S-1 Registration Statement, as amended [the "Registration Statement"] by letter dated June 28, 1954 and assigned File No. 2-10981)

(e)(4)

Form of Net Lease between Associates and Lincoln Building Associates L.L.C. (incorporated by reference to Exhibit 9 to Associates' Registration Statement by letter dated June 28, 1954 and assigned File No. 2-10981)

(e)(5)

Modification of Lease Agreement dated as of January 1, 1964 between Associates and Lincoln Building Associates L.L.C. (incorporated by reference to Exhibit (e)(5) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 5-82669)

(e)(6)	Second Modification of Lease Agreement, dated January 1, 1977 (incorporated by reference to Exhibit II under Item 10(b) of Associates' Form 10-K for the period ended December 31, 1979)
(e)(7)	Third Modification of Lease Agreement, dated March 28, 1980 (incorporated by reference to Exhibit II under Item 10(b) of Associates' Form 10-K for the period ended December 31, 1979)
(e)(8)

Fourth Lease Modification Agreement dated as of April 1,1981 between Associates and Lincoln Building Associates L.L.C. (incorporated by reference to Exhibit (e)(8) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 5-82669)

(e)(9)

Fifth Lease Modification Agreement dated as of April 1,1982 between Associates and Lincoln Building Associates L.L.C. (incorporated by reference to Exhibit (e)(9) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 5-82669)

(e)(10)

Sixth Lease Modification Agreement dated as of October 1, 1987 between Associates and Lincoln Building Associates L.L.C. (incorporated by reference to Exhibit (e)(10) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 5-82669)

(e)(11)

Seventh Lease Modification Agreement dated as of March 1, 2000 between Associates and Lincoln Building Associates L.L.C. (incorporated by reference to Exhibit (e)(11) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 5-82669)

(e)(12)

Eighth Lease Modification Agreement dated as of November 23, 2004 between Associates and Lincoln Building Associates L.L.C. (incorporated by reference to Exhibit (e)(12) of Associates' Schedule 14D-9 dated March 2, 2007, File No. 5-82669)

___________
* Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2007 Wien & Malkin 60 East 42nd St. Acquisition L.L.C.

By:__/s/Peter L. Malkin________
Peter L. Malkin, Member

By:__/s/ Anthony E. Malkin_____
 Anthony E. Malkin, Member

Peter L. Malkin

Anthony E. Malkin

Wien & Malkin LLC

By:_________________________________